1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2005

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated October 20, 2005	5

1.2	Joint Announcement, dated October 20, 2005	8

FORWARD-LOOKING STATEMENTS

The announcement constituting Exhibit 1.1 contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties, including those risks and uncertainties described under “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2004. These forward looking statements include, without limitation, statements relating to our business strategies, network expansion plans and related capital expenditure plans, the planned development of new mobile technologies and other technologies and related applications, the expected impact of tariff changes on our business, financial condition and results of operations, the expected impact of new services on our business, financial condition and results of operations, and future developments in the telecommunications industry in Mainland China, including the restructuring of the industry and changes in government policies. The words “anticipate”, “believe”, “estimate”, “expect”, “intend” and similar expressions, as they relate to us, are intended to identify certain of such forward-looking statements. We do not intend to update these forward-looking statements.

These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory policies of the Ministry of Information Industry of China and other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, and spectrum allocation;

•	the effect of competition on the demand for and price of our services;

•	changes in mobile telephony and related technologies, which could affect the viability and competitiveness of our mobile telecommunications networks; and

•	changes in political, economic, legal and social conditions in Mainland China, including, without limitation, the Chinese government’s policies with respect to new entrants in the telecommunications industry, the entry of foreign companies into China’s telecommunications market and China’s economic growth.

In addition, our future network expansion and other capital expenditure and development plans are dependent on numerous factors, including, among others:

•	our ability to obtain adequate financing on acceptable terms;

•	the adequacy of currently available spectrum or the availability of additional spectrum;

•	the availability of transmission lines and equipment, and the availability of the requisite number of sites for locating network equipment, on reasonable commercial terms;

•	our ability to develop or obtain new technology and related applications; and

•	the availability of qualified management and technical personnel.

We do not intend to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: October 21, 2005	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 941)

ANNOUNCEMENT

The unaudited financial data of the Group for the first three quarters of 2005 reflected:

•	Operating revenue reached RMB176.068 billion, up by 27.8% over the same period last year, up by 17.9% over the same period last year when compared with the combined results of the 31 provincial operating subsidiaries

•	EBITDA of RMB96.028 billion, up by 23.2% over the same period last year, up by 14.7% over the same period last year when compared with the combined results of the 31 provincial operating subsidiaries

•	Net profit of RMB36.869 billion, up by 27.6% over the same period last year, up by 22.3% over the same period last year when compared with the combined results of the 31 provincial operating subsidiaries

Note 1: The reference to the comparison with the combined results of the 31 provincial operating subsidiaries above is made on the basis of the financial performance of all the 31 provincial operating subsidiaries for the period from 1 January 2004 to 30 September 2004.

In accordance with the Company’s disclosure policy and to further enhance the transparency of the Group and timely provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group, the board of directors (the “Board”) of China Mobile (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2005.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data (Note 2, Note 3)

	For the period from 1 January 2005 to 30 September 2005		For the period from 1 January 2004 to 30 September 2004		Increase
Operating Revenue (RMB)	176.068 billion (equivalent to approximately HK$169.296 billion	)	137.787 billion (equivalent to approximately HK$129.988 billion	)	27.8%

EBITDA (RMB)	96.028 billion (equivalent to approximately HK$92.335 billion	)	77.939 billion (equivalent to approximately HK$73.527 billion	)	23.2%

EBITDA margin	54.5%		56.6%

Net Profit (RMB)	36.869 billion (equivalent to approximately HK$35.451 billion	)	28.898 billion (equivalent to approximately HK$27.262 billion	)	27.6%

Net Profit margin	20.9%		21.0%

Note 2: The above unaudited financial data is prepared in accordance with the generally accepted accounting principles in Hong Kong. The financial data of the Group for the first three quarters of 2005 included the results of the Company and its subsidiaries, including the 31 provincial mobile companies, while the financial data for the first three quarters of 2004 included the results of the Company and its original subsidiaries, including the 21 provincial mobile companies, and also included the results of the provincial mobile companies in Inner Mongolia and nine other provinces starting from 1 July 2004, the date of completion of the acquisition, to 30 September 2004.

Note 3: The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“New HKFRSs”), which are effective for accounting periods beginning on or after 1 January 2005. The above unaudited financial data has recognised the impact of New HKFRSs.

Operational Data

	As at 30 September 2005/For the period from 1 January 2005 to 30 September 2005	As at 30 June 2005/ For the period from 1 January 2005 to 30 June 2005
Number of Subscribers	234.88 million	223.78 million
Net increase in subscribers for the relevant reporting period	30.58 million	19.49 million
Average Revenue per User per Month (ARPU) during the relevant reporting period (RMB/User/Month)	90	90
Total Usage for the relevant reporting period (Minutes)	650.83 billion	418.06 billion
Average Usage per User per Month (MOU) during the relevant reporting period (Minutes/User/Month)	331	328
Average Revenue per Minute of Usage during the relevant reporting period (RMB)	0.271	0.274
Number of Users of Mobile Data Services	196.74 million	185.12 million
Short Message Services Usage Volume for the relevant reporting period (Messages)	178.5 billion	115.7 billion
Network Capacity (Users)	279 million	264 million
Network Utilization Rate	84.2%	84.7%
Number of Employees	96,217	93,415
Labour Productivity (Subscribers/Employee)	2,441	2,396

By leveraging the advantages of scale that result from its being the market leader in Mainland China’s mobile telecommunications industry, and by ceaselessly pursuing refined management techniques and effective marketing strategies, the Group achieved commendable financial results for the first three quarters of 2005. The Group’s operating revenue reached RMB176.068 billion, representing an increase of 27.8 per cent. compared to the same period of last year. EBITDA reached RMB96.028 billion, representing an increase of 23.2 per cent. compared to the same period of last year. EBITDA margin was maintained at a relatively high level of 54.5 per cent. Net profit reached RMB36.869 billion, representing an increase of 27.6 per cent. compared to the same period of last year.

For ease of comparison, if the financial performance of the provincial operating subsidiaries in Inner Mongolia and nine other provinces for the period from 1 January 2004 to 30 June 2004 is taken into account, the operating revenue, EBITDA and net profit of the Group for the first three quarters of 2005 represented an increase of 17.9%, 14.7% and 22.3% over the corresponding combined results of the 31 provincial subsidiaries, respectively.

By leveraging its premium and efficient network and significant economies of scale and brand advantages, refining its management methods, adopting effective marketing strategies, delivering personalised services, and focusing on innovation and developing new businesses, the Group continued to make encouraging progress in developing its business and recorded favourable subscriber growth in a competitive environment during the first three quarters of 2005. As at 30 September 2005, the Group’s subscribers reached 234.88 million. Operating revenue recorded sustained and favourable growth due to a favourable subscriber growth, flexible and effective voice usage volume marketing plans and the rapid and stable development of data businesses. During the period, the decline in ARPU and average revenue per minute of usage has been relatively better controlled. Benefiting from refined costs control methods and economies of scale, EBITDA margin and net profit margin remain stable.

The Group will continue to fully leverage its leading position in Mainland China’s mobile telecommunications industry and its economies of scale, further integrate its brands catering to different target customer segments and consolidate and enhance its brand advantages, aggressively develop mobile data and other new businesses, and strengthen the classification of voice usage volume promotion. The Group will unswervingly pursue business and service innovation, strive to consolidate its leading market position and maintain its sound fundamentals and sustainable development, with a view to generating greater value for its shareholders. In a competitive environment, the Group will continue to promote orderly and rational competition and strive to foster a healthy environment for further industry development. This will better serve the long-term interests of consumers, operating companies and investors.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

For your convenience, this announcement contains translation between Renminbi amounts and Hong Kong dollars at RMB1.04 = HK$1.00 for data in respect of the period from 1 January 2005 to 30 September 2005, and translation between Renminbi amounts and Hong Kong dollars at RMB1.06 = HK$1.00 for data in respect of the period from 1 January 2004 to 30 September 2004. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at this rate, or at all.

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Sir Julian Michael Horn-Smith as non-executive director.

By Order of the Board China Mobile (Hong Kong) Limited Wang Jianzhou Chairman and Chief Executive Officer

Hong Kong, 20 October 2005

Exhibit 1.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE (HONG KONG) LIMITED	CHINA RESOURCES PEOPLES TELEPHONE COMPANY LIMITED
(Incorporated in Hong Kong under the Companies Ordinance with limited liability)	(Incorporated in Hong Kong under the Companies Ordinance with limited liability)

(Stock Code: 941)	(Stock Code: 331)

FIT BEST LIMITED

(Incorporated in the British Virgin Islands with limited liability)

ANNOUNCEMENT

Voluntary conditional cash offers by

China International Capital Corporation (Hong Kong) Limited	and Merrill Lynch (Asia Pacific) Limited

on behalf of

Fit Best Limited,

a wholly-owned subsidiary of China Mobile (Hong Kong) Limited,

to acquire all the issued shares in the capital,

and for cancellation of all outstanding options, of

China Resources Peoples Telephone Company Limited

(other than those already owned by China Mobile (Hong Kong) Limited or parties acting in concert with it

Financial advisers to China Mobile (Hong Kong) Limited and the Offeror

China International Capital Corporation (Hong Kong) Limited	Merrill Lynch (Asia Pacific) Limited

CMHK and the Offeror announce that the Offeror will make, through the Financial Advisers, voluntary conditional cash offers to acquire all the issued shares in the share capital, and for the cancellation of all outstanding options, of Peoples (other than those already owned by the Offeror, CMHK or other parties acting in concert with it).

According to Peoples, there were 743,641,019 Peoples Shares in issue and 484 outstanding Peoples Options involving 50,250,000 Peoples Shares as at the date of this announcement. Peoples has no other options, warrants or other securities issued by Peoples that carry a right to subscribe for or which are convertible into Peoples Shares.

The Offers will be made on the following basis:

The Share Offer

For each Peoples Share HK$4.55 in cash.

The Option Offer

For each of the 484 outstanding Peoples Options HK$1.00 in cash.

The Financial Advisers are satisfied that sufficient financial resources are available to the Offeror to meet full acceptances of the Offers.

The Offeror has received Irrevocable Undertakings from China Resources and Michael Leung (the substantial shareholders of Peoples) that they will accept the Share Offer in respect of the Committed Shares, which represent approximately 66.24% of the Peoples Shares currently in issue. Michael Leung has further irrevocably undertaken to the Offeror that he will accept the Option Offer in respect of his one Peoples Option involving 4,500,000 Peoples Shares.

If the Offeror receives valid acceptances of the Share Offer for not less than 90% of the disinterested Peoples Shares, the Offeror intends to apply the provisions of the Companies Ordinance to compulsorily acquire any remaining Peoples Shares and to apply for a de-listing of Peoples Shares from the Stock Exchange.

The Offeror intends to combine the Offer Document with the Response Document for despatch to the Peoples Shareholders and the Peoples Optionholders. The Composite Document, which will contain details of, among other things, the Offers, is expected to be despatched to Peoples Shareholders and the Peoples Optionholders within 21 days from the date of this announcement. The Offeror will include the timetable in relation to the Offers in the Offer Document and a further announcement.

INTRODUCTION

CMHK and the Offeror announce that the Offeror will make, through the Financial Advisers, voluntary conditional cash offers to acquire all the issued shares in the share capital, and for the cancellation of all outstanding options, of Peoples (other than those already owned by the Offeror, CMHK or other parties acting in concert with it).

According to Peoples, there were 743,641,019 Peoples Shares in issue and 484 outstanding Peoples Options involving 50,250,000 Peoples Shares as at the date of this announcement. Peoples has no other options, warrants or other securities issued by Peoples that carry a right to subscribe for or which are convertible into Peoples Shares.

The simplified shareholding structure of Peoples is as follows:

\raster(100%,p)=“chart01”

Note: Discrepancies between total and sums of amounts listed due to rounding.

Both China Resources and Michael Leung are Independent Parties.

THE OFFERS

The Offers will be made on the following basis:

The Share Offer

For each Peoples Share HK$4.55 in cash.

The Option Offer

For each of the 484 outstanding Peoples Options HK$1.00 in cash.

Comparisons of value

The Share Offer

The Share Offer Price represents:

(a)	a premium of approximately 16.67% over the closing price of HK$3.90 per Peoples Share as quoted on the Stock Exchange on 3 October 2005, being the last day on which trading in Peoples Shares took place prior to the date of the MOU Announcement;

(b)	a premium of approximately 59.15% over the average closing price of approximately HK$2.859 per Peoples Share for the six months up to and including the Last Trading Date;

(c)	a premium of approximately 45.69% over the average closing price of approximately HK$3.123 per Peoples Share for the three months up to and including the Last Trading Date;

(d)	a premium of approximately 26.68% over the average closing price of approximately HK$3.592 per Peoples Share for the last 30 trading days up to and including the Last Trading Date;

(e)	a premium of approximately 3.70% over the average closing price of approximately HK$4.388 per Peoples Share for the last 10 trading days up to and including the Last Trading Date;

(f)	a premium of approximately 3.17% over the average closing price of HK$4.410 per Peoples Share for the last five trading days up to and including the Last Trading Date;

(g)	a premium of approximately 2.82% over the closing price of HK$4.425 per Peoples Share as quoted on the Stock Exchange on the Last Trading Date;

(h)	a premium of approximately 205.95% over the audited net asset value per Peoples Share of approximately HK$1.49 as at 31 December 2004 (based on the net asset value of approximately HK$1,105.93 million and 743,641,019 Peoples Shares in issue as at 31 December 2004 according to the audited accounts in the Peoples Annual Report); and

(i)	a price earnings multiple of approximately 13.45 times based on the audited net profit attributable to Peoples Shareholders of approximately HK$251.61 million for the financial year ended 31 December 2004 and 743,641,019 Peoples Shares in issue as at 31 December 2004 (as disclosed in the Peoples Annual Report).

The Option Offer

The consideration of HK$1.00 for the cancellation of each of the 484 outstanding Peoples Options is nominal. As the Peoples Option Exercise Price is HK$4.55 per Peoples Share, which equals the Share Offer Price, the Peoples Options carry no intrinsic value.

Trading Prices

The highest and lowest prices at which Peoples Shares were traded on the Stock Exchange in the six-month period immediately prior to the Last Trading Day were HK$4.425 on 14 October 2005 and 20 October 2005 and HK$2.40 on 11 May 2005, 13 May 2005 and 17 May 2005, respectively.

Total Consideration

On the basis of the Share Offer Price of HK$4.55 per Peoples Share and 743,641,019 Peoples Shares in issue as at the date of this announcement, the entire issued share capital of Peoples is valued at approximately HK$3,383.6 million.

According to Peoples, there were 484 Peoples Options, involving 50,250,000 Peoples Shares, outstanding as at the date of this announcement. Peoples has no other options, warrants or other securities issued by Peoples that carry a right to subscribe for or which are convertible into Peoples Shares. Assuming none of the Peoples Options is exercised prior to the Closing Date and the Option Offer is accepted in full, on the basis of consideration of HK$1.00 payable for the cancellation of each of the 484 outstanding Peoples Options, the Option Offer is valued at HK$484.

Assuming that all Peoples Options are exercised in full by the Peoples Optionholders prior to the Closing Date and the Share Offer is accepted in full, the consideration payable by the Offeror pursuant to the Share Offer will be increased to approximately HK$3,612.2 million. No consideration for cancellation will then be payable under the Option Offer.

Confirmation of Financial Resources

China International Capital Corporation (Hong Kong) Limited and Merrill Lynch (Asia Pacific) Limited have been appointed as the joint financial advisers to CMHK and the Offeror in respect of the Offers.

The Financial Advisers are satisfied that sufficient financial resources are available to the Offeror to meet full acceptance of the Offers. The Offers will be financed by CMHK’s internal resources.

Terms of the Offers

Under the terms of the Share Offer, Peoples Shares will be acquired with all rights attached thereto as at the date of this announcement, or subsequently becoming attached thereto and free from all rights of pre-emption, options, liens, claims, equities, charges, encumbrances and third party rights.

Under the terms of the Option Offer, the Peoples Options of the accepting Peoples Optionholders, together with all rights attaching thereto, will be entirely cancelled and renounced.

Payment

Payment in cash in respect of acceptances of the Offers will be made within 10 days of the date of receipt of complete and valid acceptance or of the Unconditional Date, whichever is the later. Relevant documents of title must be received by the Offeror to render each acceptance of the Offers complete and valid.

Stamp Duty

Sellers’ ad valorem stamp duty for Peoples Shares registered on the Hong Kong register arising in connection with acceptance of the Share Offer will be payable by each Peoples Shareholder at the rate of HK$1.00 for every HK$1,000 or part thereof of the consideration payable by the Offeror for such person’s Peoples Shares and will be deducted from the cash amount due to such person under the Share Offer. The Offeror will pay the buyer’s ad valorem stamp duty on its own behalf and the seller’s ad valorem stamp duty on behalf of the accepting shareholders in respect of the Peoples Shares accepted under the Share Offer.

No stamp duty is payable in connection with acceptance of the Option Offer.

CONDITIONS OF THE OFFERS

The Share Offer will be conditional on the satisfaction or waiver of the following Conditions:

(a)	valid acceptances of the Share Offer being received (and not, where permitted, withdrawn) by 4:00 p.m. on the date which is 21 days after the making of the Share Offer (or such later time(s) and/or date(s) as the Offeror may, subject to the rules of the Takeovers Code, decide) in respect of the Peoples Shares which constitute not less than 90% (the “Percentage Threshold”) of the maximum number of Peoples Shares to which the Share Offer relates;

(b)	the following approvals and consents have been obtained:

(i)	the approval of the National Development and Reform Commission and the Ministry of Commerce of the PRC and other necessary regulatory authorities in the PRC; and

(ii)	the prior consent from the OFTA under section 7P(6) of the Telecommunications Ordinance or the OFTA providing a written confirmation that an investigation under section 7P of the Telecommunications Ordinance is not required;

(c)	no governments, governmental, quasi-governmental, supernational, statutory or regulatory bodies or courts in any jurisdiction having instituted any action, proceedings, suit, investigation or enquiry or enacted or made and there not continuing to be outstanding any statute, regulation or order that would make the Offers void, unenforceable or illegal or prohibit the implementation of, the Offers;

(d)	all telecommunications licences held by Peoples and/or any member of the Peoples Group are in full force and effect, and have not expired or been revoked by the OFTA when Conditions (a), (b) and (c) and (e) are satisfied; and

(e)	any necessary third party consents in relation to the Offers (other than consents from the Concert Parties) required pursuant to any agreement (including any financing agreement) to which any member of the Peoples Group is a party (where any failure to obtain a consent would have a material adverse effect on the business of the Peoples Group taken as a whole) having been obtained or waived by the relevant party(ies).

For the purpose of this “Conditions of the Offers” paragraph, the “Peoples Group” shall mean Peoples, together with its subsidiaries and associated companies.

In addition to the conditions set out above, the Share Offer shall also be subject to the terms that acceptance of the Share Offer by any person will constitute a warranty by such person or persons to the Offeror that the Peoples Shares acquired under the Share Offer are sold by such person or persons free from all third party rights, liens, charges, equities and encumbrances and together with all rights attaching thereto as at the date of this announcement or subsequently becoming attached to them, including (as appropriate) the right to receive all dividends and distributions declared, made or paid on or after the date of this announcement.

The Option Offer will be subject to and conditional upon the Share Offer becoming or being declared unconditional.

In addition, the Option Offer will also be subject to the term that acceptance of the Option Offer by any person will constitute a warranty by such person or persons to the Offeror that the Peoples Options are free from all third party rights, liens, charges, equities and encumbrances and are to be cancelled and renounced together with all rights attaching thereto as at the date of this announcement or subsequently becoming attaching to them.

Waiver of the Conditions of the Offers

The Offeror reserves the right, at its absolute discretion, to waive all or any of Conditions in whole or in part during the Offer Period, save that the Percentage Threshold referred in Condition (a) above must be more than 50%.

Irrevocable Undertakings to Accept the Offers

The Offeror has received Irrevocable Undertakings from China Resources and Michael Leung (the substantial shareholders of Peoples) that they will accept the Share Offer in respect of the Committed Shares, which represent approximately 66.24% of the Peoples Shares currently in issue. Michael Leung has further irrevocably undertaken to the Offeror that he will accept the Option Offer in respect of his one Peoples Option involving 4,500,000 Peoples Shares. The Irrevocable Undertakings will lapse if and only if: (i) this announcement is not issued on or before the seventh Business Day after the date of the Irrevocable Undertakings; (ii) the Offers are not made (by posting of the Offer Document) by the date falling 21 days after the issue of this announcement (or such later date may be agreed by the Executive, being no later than 15 December 2005); or (iii) the Share Offer lapses or is withdrawn without having become wholly unconditional.

Offer Document

The Offeror intends to combine the Offer Document with the Response Document for despatch to the Peoples Shareholders and the Peoples Optionholders. The Composite Document, which will contain details of, among other things, the Offers, is expected to be despatched to Peoples Shareholders and the Peoples Optionholders within 21 days from the date of this announcement. The Offeror will include the timetable in relation to the Offers in the Offer Document and a further announcement.

Possible Extension to Day 60

Section 7P of the Telecommunications Ordinance provides that the OFTA has jurisdiction over certain mergers and acquisitions involving telecommunications carrier licensees (as defined in the Telecommunications Ordinance) and proposed shareholder changes in relation to such licensees.

Note 3 to Rule 15.5 of the Takeovers Code provides that if there is a delay in a decision of the OFTA under section 7P of the Telecommunications Ordinance after posting of the Offer Document, the Executive will normally extend “Day 39” (see Rule 15.4 of the Takeovers Code) to the second day following the announcement of such decision with consequent changes to “Day 46” (see Rule 16.1 of the Takeovers Code) and “Day 60” (see Rule 15.5 of the Takeovers Code). If there is a significant delay or there is an appeal against the OFTA’s decision whereby the extended “Day 39” under the note is likely to be more than 3 months from the posting of the Offer Document, the Executive should be consulted to determine whether the Offers should lapse and to what extent the relevant provisions of the Takeovers Code will continue to apply after lapsing of the Offers.

Lapse of the Offers

According to Rule 5 of the Takeovers Code, except with the consent of the Executive and subject to the notes to Rule 5 of the Takeovers Code, the Offeror must proceed with the Offers unless the Conditions are not met (and not waived by the Offeror in its sole discretion) on or before the Closing Date or such later date if permitted by the Takeovers Code and as the Executive may approve. Except with the consent of the Executive, all Conditions must be fulfilled (or waived by the Offeror in its sole discretion) on or before the Closing Date, otherwise, subject to full compliance with the Takeovers Code (in particular, Note 2 of Rule 30.1), the Offers will lapse on the Closing Date. In that case, the Offeror will issue a press announcement as soon as practicable thereafter. Under the Takeovers Code, the latest date on which the Offeror can declare the Share Offer unconditional as to acceptances is 60 days after the date of the posting of the Offer Document (or such later date as the Executive may consent to).

INFORMATION ON THE PEOPLES GROUP

Business of the Peoples Group

Peoples was incorporated in 1994 in Hong Kong and is one of the six primary providers of the mobile voice and data communications services in Hong Kong. In 1996, Peoples obtained a Public Radiocommunication Service (“PRS”) licence to construct and operate a PCS1800 network in Hong Kong, and on 28 January 1997, Peoples became the first Personal Communication Service (“PCS”) operator in Hong Kong to launch its service. On 25 February 2004, Peoples changed its legal name from “Peoples Telephone Company Limited” to “China Resources Peoples Telephone Company Limited”. Peoples was listed on the Main Board of the Stock Exchange on 1 April 2004, trading under the stock code 331.

According to Peoples, the number of Peoples Shares in issue was 743,641,019 as at the date of this announcement and China Resources was interested in 359,218,770 Peoples Shares, representing approximately 48.31% of the entire issued share capital in Peoples as at the date of this announcement.

Key financial information of the Peoples Group

According to Peoples, the audited net asset value of Peoples was HK$1,105.93 million for the year ended 31 December 2004.

Peoples recorded an audited net profit attributable to Peoples Shareholders of approximately HK$270.08 million and HK$251.61 million for the years ended 31 December 2003 and 31 December 2004, respectively.

The Offers do not involve Peoples entering into any transaction.

INFORMATION ON THE OFFEROR AND CHINA MOBILE

The Offeror is a company incorporated in the British Virgin Islands on 15 September 2005 and the directors of the Offeror are Mr. Wang Jianzhou, Mr. Xue Taohai and Mr. He Ning, all of whom are also executive directors of CMHK. The Offeror is a wholly-owned subsidiary of CMHK, a company incorporated in Hong Kong with limited liability whose shares are listed on the Main Board of the Stock Exchange and whose American depositary shares are listed on the New York Stock Exchange. As at the date of this announcement, CMHK is in turn indirectly owned as to 75.40% by China Mobile Communications Corporation, a state-owned company established under the laws of the PRC. The Offeror is an investment holding company set up for making the Offer. The Offer will not affect the shareholding structure of CMHK.

CMHK was incorporated in Hong Kong in 1997 and was listed on the New York Stock Exchange and the Stock Exchange in the same year. As the leading mobile services provider in the PRC, CMHK operates nationwide mobile telecommunications services in all 31 provinces, autonomous regions and directly-administered municipalities in the PRC.

Assuming the Offers are accepted in full, each of the applicable ratios pursuant to Rule 14.07 of the Listing Rules in connection with the Offers and with regard to CMHK is less than 5%. Accordingly, the Offers do not constitute notifiable transactions for CMHK under Chapter 14 of the Listing Rules. The Offers also do not constitute connected transactions for CMHK under Chapter 14A of the Listing Rules. For CMHK, this announcement is made for information of shareholders of CMHK and other investors only.

REASONS AND BENEFITS FOR THE OFFERS

The CMHK Directors are of the view that the making of the Offers provides an opportunity for CMHK to enlarge its footprint into Hong Kong. Moreover, the Offers, if successfully concluded, are expected to bring, among others, synergies in areas such as procurement, marketing, and product development, etc. CMHK will provide assistance to Peoples in respect of operational, technical and financial matters after the close of the Offers to enhance Peoples’ competitiveness in the telecommunications market in Hong Kong. Moreover, Peoples would benefit from CMHK’s larger economies of scale and be able to provide better service on a lower cost base.

Based on the above reasons, the CMHK Board believes that the making of the Offers will be beneficial to CMHK and its shareholders as a whole.

THE OFFEROR’S INTENTION IN RELATION TO PEOPLES

Intention regarding Peoples

It is the intention of CMHK and the Offeror that Peoples, if the Offers are completed, will continue to carry on the business of engaging in providing mobile voice and data communications services in Hong Kong.

Compulsory Acquisition

Under the Companies Ordinance, the compulsory acquisition right may be exercised within two months from the date when the Offeror acquires the prescribed level of Peoples Shares as required by the Companies Ordinance.

If the Offeror receives valid acceptances of the Share Offer for not less than 90% of the disinterested Peoples Shares, the Offeror intends to apply the provisions of the Companies Ordinance to compulsorily acquire any remaining Peoples Shares and to apply for a de-listing of Peoples Shares from the Stock Exchange.

According to the Rule 15.6 of the Takeovers Code, as the Offeror may consider exercising its rights under the relevant provisions of the Companies Ordinance to compulsorily acquire those Peoples Shares not acquired by the Offeror under the Share Offer, the Share Offer may not remain open for acceptance for more than four months from the posting of the Offer Document, unless the Offeror has by that time become entitled to exercise the power of compulsory acquisition available to it under the Companies Ordinance, in which event, the Offeror will do so without delay.

Pursuant to Rule 2.11 of the Takeovers Code, except with the consent of the Executive, where the Offeror seeks to acquire or privatise Peoples by means of the Share Offer and the use of compulsory acquisition rights, such rights may only be exercised if, in addition to satisfying any requirements imposed by the Companies Ordinance, acceptance of the Share Offer and purchases (in each case of the disinterested shares) made by the Offeror and persons acting in concert with it during the period of four months after posting the Offer Document total 90% of the disinterested shares.

As neither China Resources nor Michael Leung is acting in concert with the Offeror, acceptances of the Share Offer for the Committed Shares will be taken into account when calculating that 90% of disinterested Peoples Shares.

WARNING: Furthermore, if the level of acceptances reaches the prescribed level under the Companies Ordinance and Rule 2.11 of the Takeovers Code permits a compulsory acquisition and the Offeror proceeds with the privatisation of Peoples, dealings in the securities of Peoples will be suspended from the Closing Date up to the withdrawal of listing of Peoples’ securities from the Stock Exchange pursuant to Rule 6.15 of the Listing Rules.

Maintaining the Listing

In the event that the compulsory acquisition right is not available to the Offeror and the Offers close, the Offeror will use its reasonable endeavours to maintain the listing of Peoples on the Stock Exchange. The directors of the Offeror and the new directors to be appointed to the board of Peoples will jointly and severally undertake to the Stock Exchange to take appropriate steps to ensure that not less than 25% of the Peoples Shares will be held by the public as soon as possible following the closing of the Share Offer in compliance with the Listing Rules.

The Stock Exchange has stated that if, at the closing of the Share Offer, less than 25% of the Peoples Shares are held by the public or if the Stock Exchange believes that:

•	a false market exists or may exist in the trading of the Peoples Shares; or

•	there are insufficient Peoples Shares in public hands to maintain an orderly market,

then it will consider exercising its discretion to suspend trading in the Peoples Shares. In this connection, it should be noted that upon completion of the Share Offer, there may be insufficient public float for the Peoples Shares and therefore, trading in the Peoples Shares may be suspended until a prescribed level of public float is attained.

MANAGEMENT

It is the intention of CMHK to have Peoples’ existing senior management team to continue to manage Peoples after completion of the Offers.

INTEREST OF THE OFFEROR AND THE CONCERT PARTIES IN PEOPLES

Save for dealings/shareholdings for the account of non-discretionary clients by Merrill Lynch and the brokerage division of a subsidiary of CICC, neither Merrill Lynch nor CICC has any shareholdings or dealings in Peoples.

Save as disclosed above, neither the Offeror nor the Concert Parties have any holdings in Peoples Shares or have dealt in Peoples Shares in the six months prior to the commencement of the Offer Period.

GENERAL MATTERS

Availability of the Offers

The availability of the Offers to persons not resident in Hong Kong may be affected by the applicable laws of the relevant jurisdictions. Persons who are not resident in Hong Kong should inform themselves about and observe any applicable requirements in their own jurisdictions.

Disclosure of Dealings

In accordance with Rule 3.8 of the Takeovers Code, reproduced below is the full text of Note 11 to Rule 22 of the Takeovers Code:

“Responsibilities of stockbrokers, banks and other intermediaries

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than $1 million.

This dispensation does not alter the obligations of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.”

General

Under Rule 2.1 of the Takeovers Code, a board which receives an offer must establish an independent committee of the board to make a recommendation (i) as to whether the offer is, or is not, fair and reasonable and (ii) as to acceptance or voting. The Peoples Independent Board Committee will be established and an independent financial adviser will be appointed to advise the Peoples Board. An announcement will be made by Peoples as soon as possible after an independent financial adviser has been appointed.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

“acting in concert”	has the meaning ascribed to it in the Takeovers Code;

“associates”	has the meaning ascribed to it in the Listing Rules;

“Business Day(s)”	means a day on which banks are opened for business in Hong Kong (excluding Saturdays, Sundays or public holidays in Hong Kong);

“China Resources”	means China Resources (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability;

“CICC”	means China International Capital Corporation (Hong Kong) Limited;

“Closing Date”	means the date stated in the Offer Document as the first closing date of the Offers or any subsequent closing date(s) as may be announced by the Offeror;

“CMHK”	means China Mobile (Hong Kong) Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange and whose American depositary shares are listed on the New York Stock Exchange;

“CMHK Board”	means the board of CMHK Directors;

“CMHK Directors”	means the directors of CMHK for the time being;

“CMHK Group”	means CMHK and its subsidiaries;

“Composite Document”	means the Offer Document and the Response Document to be issued jointly by the Offeror and Peoples in connection with the Offers;

“Committed Shares”	means the 359,218,770 Peoples Shares beneficially owned by China Resources and the 133,382,831 Peoples Shares beneficially owned by Michael Leung, which are subject to the Irrevocable Undertakings;

“Companies Ordinance”	means the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

“Concert Parties”	means persons who are acting in concert with the Offeror;

“Conditions”	mean the conditions of the Offers, as set out under the paragraph headed “Conditions of the Offers” of this announcement;

“Executive”	means the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director;

“Financial Advisers”	means CICC and Merrill Lynch;

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC;

“Independent Parties”	means, to the best knowledge, information and belief of the CMHK Directors,

persons who are independent from and not connected with CMHK and any of the directors, chief executive or substantial shareholders of CMHK and its subsidiaries and any of their respective associates;

“Irrevocable Undertakings”	means the irrevocable undertakings dated 20 October 2005 given by each of China Resources and Michael Leung respectively in favour of CMHK in respect of the Committed Shares and (in the case of Michael Leung) his Peoples Option;

“Last Trading Date”	means 20 October 2005, being the last day on which Peoples Shares were traded prior to the publication of this announcement;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Merrill Lynch”	means Merrill Lynch (Asia Pacific) Limited;

“Michael Leung”	means Michael Leung and his associates;

“MOU Announcement”	means the announcement dated 4 October 2005 issued by Peoples in relation to the signing of a non-binding memorandum of understanding between China Resources, Michael Leung and Onwel Capital Company Limited and CMHK;

“Offers”	means the Share Offer and the Option Offer;

“Offer Document”	means the document to be issued by or on behalf of the Offeror to all Peoples Shareholders and Peoples Optionholders in accordance with the Takeovers Code containing, inter alia, details of the Offers, the acceptance and transfer forms in respect of the Share Offer, the acceptance and cancellation forms in respect of the Option Offer, and the terms and conditions of the Offers;

“Offer Period”	has the meaning ascribed to it in the Takeovers Code;

“Offeror”	means Fit Best Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of CMHK;

“OFTA”	means the Office of the Telecommunications Authority of Hong Kong;

“Option Offer”	means the voluntary conditional cash offer for cancellation of the Peoples Options at the consideration of HK$1.00 per Peoples Option (other than those already owned by the Offeror, CMHK or other parties acting in concert with it);

“Peoples”	means China Resources Peoples Telephone Company Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange;

“Peoples Annual Report”	means the audited annual report of Peoples for the year ended 31 December 2004;

“Peoples Board”	means the board of Peoples Directors;

“Peoples Directors”	means the directors of Peoples;

“Peoples Group”	means Peoples and its subsidiaries;

“Peoples Interim Report”	means the unaudited interim report of Peoples for the six months ended 30 June 2005;

“Peoples Independent Board Committee”	means the committee of Peoples Directors, to be formed to advise the Peoples Shareholders and Peoples Optionholders in respect of the terms of the Offers;

“Peoples Options”	means outstanding options granted by Peoples under the Peoples’ Pre-IPO Share Option Scheme, conferring on the grantee the right to subscribe for Peoples Shares at the Peoples Option Exercise Price;

“Peoples Option Exercise Price”	means HK$4.55, being the price per Peoples Share at which the Peoples Optionholders may subscribe for new Peoples Shares on the terms of the Peoples Options;

“Peoples Optionholders”	means registered holders for the time being of Peoples Options;

“Peoples Shareholders”	means registered holders for the time being of Peoples Shares;

“Peoples Shares”	means ordinary shares of HK$0.48 each in the issued share capital of Peoples;

“Peoples’ Pre-IPO Share Option Scheme”	means the pre-IPO share option scheme adopted by Peoples on 4 March 2004;

“PRC”	means the People’s Republic of China;

“Response Document”	means the document to be issued by Peoples to all Peoples Shareholders and Peoples Optionholders in accordance with the Takeovers Code containing, inter alia, the board circular of Peoples;

“SFC”	means the Securities and Futures Commission of Hong Kong;

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Share Offer”	means the voluntary conditional cash offer at the Share Offer Price for all the issued Peoples Shares and Peoples Shares issued upon the exercise of any of the Peoples Options (other than those already owned by the Offeror, CMHK or other parties acting in concert with it);

“Share Offer Price”	means the amount of HK$4.55 payable by the Offeror to holders of Peoples Shares for each Peoples Share accepted under the Share Offer;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“subsidiaries”	has the meaning ascribed to it in Section 2 of the Companies Ordinance;

“Takeovers Code”	means The Hong Kong Code on Takeovers and Mergers;

“Telecommunications Ordinance”	means the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong); and

“Unconditional Date”	means the date on which the Offers become or are declared unconditional in all respects.

By order of the Board CHINA MOBILE (HONG KONG) LIMITED Wang Jianzhou Chairman and Executive Director of China Mobile (Hong Kong) Limited	By order of the Board CHINA RESOURCES PEOPLES TELEPHONE COMPANY LIMITED Jiang Wei Chairman and Non-executive Director of China Resources Peoples Telephone Company Limited

Hong Kong, 20 October 2005

The directors of CMHK jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Peoples Group) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than as specified above) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Peoples Group) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the board of directors of CMHK comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Sir Julian Michael Horn-Smith as a non-executive director.

The directors of Peoples jointly and severally accept full responsibility for the accuracy of the information contained in this announcement in respect of the Peoples Group and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement in respect of the Peoples Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement in respect of the Peoples Group, the omission of which would make any statements in this announcement in respect of the Peoples Group misleading.

As at the date of this announcement, the board of directors of Peoples comprises Mr. Leung Kai Hung, Michael, Mr. Henshaw Charles Guy, Mr. Wong Man Kwan, Willie and Ms. Wong Leung Ka On, Charlotte as executive directors, Professor Chen Kwan Yiu, Edward, Mr. Lam Kwong Yu, Mr. Ma Chiu Cheung, Andrew and Mr. Tan Henry as independent non-executive directors and Mr. Jiang Wei, Dr. Huang Zhi Jian, Mr. Li Fu Zuo, Mr. Sinn Chung Ming, Anthony, Mr. Wu Jun and Mr. Yan Biao as non-executive directors.